SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                     (Amendment No. 16) (Final Amendment)


                            SPS Technologies, Inc.
                            -----------------------
                               (Name of Issuer)


                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                        (Title of Class of Securities)


                                  784626 10 3
                                ---------------
                                (CUSIP Number)


                                 John F. Keane
                           Tinicum Enterprises, Inc.
                              990 Stewart Avenue
                         Garden City, New York, 11530
                                (516) 222-2874
                ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 9, 2003
             -----------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------------------------------------------------------------------------------
   CUSIP No. 784626 10 3                                      Page  2   of  10
                                      13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Tinicum Investors                                  13-3800339
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0 (see Item 4 below)
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0 (see Item 4 below)
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0 (see Item 4 below)
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 4 below)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0  (see Item 4 below)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       |_|

-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (see Item 4 below)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   CUSIP No. 784626 10 3                                      Page  3   of  10
                                      13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Eric M. Ruttenberg                            ###-##-####
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0 (see Item 4 below)
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0 (see Item 4 below)
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0 (see Item 4 below)
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 4 below)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (see Item 4 below)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                       |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (see Item 4 below)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
   CUSIP No. 784626 10 3                                      Page  4   of  10
                                      13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         RIT Capital Partners plc
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |_|
                                                                      (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United Kingdom
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0 (see Item 4 below)
        OWNED BY          -----------------------------------------------------
          EACH            8      SHARED VOTING POWER
       REPORTING
         PERSON                  0 (see Item 4 below)
          WITH            -----------------------------------------------------
                          9      SOLE DISPOSITIVE POWER

                                 0 (see Item 4 below)
                          -----------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0 (see Item 4 below)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (see Item 4 below)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                     |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (see Item 4 below)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IV
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
    CUSIP No. 784626 10 3                                    Page  5   of  10
                                      13D
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Putnam L. Crafts, Jr.                               ###-##-####
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) |_|
                                                                    (b) |_|
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          |_|
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------------------------------------------------------------------------------
       NUMBER OF         7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY              0 (see Item 4 below)
        OWNED BY         ------------------------------------------------------
          EACH           8      SHARED VOTING POWER
       REPORTING
         PERSON                 0 (see Item 4 below)
          WITH           ------------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0 (see Item 4 below)
                         ------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0 (see Item 4 below)
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0 (see Item 4 below)
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      |_|
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0% (see Item 4 below)
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
-------------------------------------------------------------------------------

         This Statement constitutes Amendment No. 16 and is the final amendment ("Final Amendment") to the Statement on Schedule 13D (the "Schedule 13D") initially filed with the Securities and Exchange Commission (the "Commission") by Tinicum Enterprises, Inc., a Delaware corporation, Tinicum Investors, L.P., a Delaware limited partnership, RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation, J. Rothschild Capital Management Limited, a United Kingdom corporation, St. James's Place Capital plc, a United Kingdom corporation, and Mr. Putnam L. Crafts, Jr. ("Mr. Crafts") in connection with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies Inc., a Pennsylvania corporation (the "Issuer"). This Final Amendment is being filed by Tinicum Investors, a Delaware general partnership ("Tinicum"), RIT, Mr. Eric M. Ruttenberg ("Mr. Ruttenberg"), and Mr. Crafts.

         Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction

         The following is added to Item 4:

         Pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), dated August 16, 2003, among Precision Castparts Corp., an Oregon corporation ("Parent"), Star Acquisition, LLC, a Pennsylvania limited liability company of which Parent is the sole member ("Acquisition Sub"), and the Issuer, the Issuer was merged with and into Acquisition Sub and became a wholly owned subsidiary of Parent (the "Merger"). Each share of the Issuer common stock (other than the Excluded Shares (as such term is defined in the Merger Agreement)) was converted into the right to receive, at the election of the holder and subject to the terms of the Merger Agreement, either cash, shares of Parent's common stock or the combination of cash and stock as determined pursuant to the terms of the Merger Agreement. Therefore, the Reporting Persons no longer hold any securities of the Issuer. The Reporting Persons understand that the Issuer intends to file a Form 15 with the Commission in order to deregister the Issuer's shares of common stock.

Item 5.  Interest in Securities of the Issuer.

         The following supplements and amends Item 5:

         (e) As a result of the Merger, the Reporting Persons no longer hold any securities of the Issuer. As a result of the Merger, the Reporting Persons beneficially own less than five percent in the aggregate of the outstanding shares of Parent's common stock.

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  December 10, 2003

                                          TINICUM INVESTORS


                                          By: /s/ Eric M. Ruttenberg
                                              ---------------------------------
                                              Name:   Eric M. Ruttenberg
                                              Title:  Managing Partner


                                          ERIC M. RUTTENBERG


                                          By:  /s/ Eric M. Ruttenberg
                                               --------------------------------


                                          RIT CAPITAL PARTNERS PLC


                                          By: /s/ Duncan Budge
                                              ---------------------------------
                                              Name:   Duncan Budge
                                              Title:  Director


                                          PUTNAM L. CRAFTS, JR.


                                          By: /s/ Putnam L. Crafts, Jr.
                                              ---------------------------------